02015677

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

14 January 2002

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com
Direct Line 44 121 722 4785
Direct Fax 44 121 722 4290
Our Ref DC/dc

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6)~~ 3011 3-2
450 Fifth Street
Washington DC 205549
USA

SUPPL

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

John L Heather
Assistant Company Secretary

SEC MAIL PROCESSING
RECEIVED
MAR 01 2002
354
WASH, D.C. SECTION

dw 3/6

Severn Trent Plc announces that options under its approved Sharesave Scheme have been granted to the following director. The date of grant was 9 January 2002 and the savings contract commences on 1 May 2002:-

Name:	B Duckworth
Sharesave Options Granted:	693
Option Price Per Share:	£5.48
Total Sharesave Options Held (No. of Shares):	3227